THE RAM FUNDS

March 26, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:
The RAM Funds (the "Trust"), on behalf of its series, the RAM Small/Mid Cap Fund (the “Small/Mid Cap Fund”) and the RAM Small Cap Fund (the “Small Cap Fund” and together with the Small/Mid Cap Fund, the “Funds”)

File Nos. 811-22162 and 333-148517
Response to Comments on Post-Effective Amendment No. 3 on Form N-1A

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust's responses to comments provided by Ms. Patricia Williams of the staff of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 3 the Trust's registration statement on Form N-1A, which was filed with the Commission on January 29, 2010.  The following are the comments provided by the Commission staff and the Trust’s response to each:

PROSPECTUSES

The comments and responses provided apply to all three of the Trust’s prospectuses, unless otherwise indicated.

Risk/Return Summary

1.	Comment: The section heading “Risk/Return Summary” should be deleted.

Response: The requested change has been made to each Prospectus.

2.	Comment: Move the second paragraph of the “Investment Objectives” section of the Prospectus to the “Other Investment Strategies and Risks” section of the Prospectus.

Response: This disclosure has been moved to the “Other Investment Strategies and Risks” section (renamed “Investment Objectives, Investment Strategies and Related Risks”) in each Prospectus.

3.
Comment:  Delete the footnote to the “Annual Fund Operating Expenses” table describing the Acquired Fund Fees and Expenses.  Also, revise the line items “Less: Fee Reductions and Expense Reimbursements” and “Net Annual Fund Operating Expenses” to read “Less: Fee Waivers and Expense Reimbursements” and “Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements”, respectively.

Response: The requested changes have been made to each Prospectus.

4.
Comment:  Revise the footnote to the “Annual Fund Operating Expenses” table that discusses the contractual agreement to waive management fees and/or reimburse other Fund expenses to describe who may terminate the agreement and under what circumstances such termination can occur.   Also, delete the last sentence in that footnote that states “Annual Fund Operating Expenses include all Fund expenses except brokerage costs, taxes, interest, costs to organize the [Fund name] and extraordinary expenses”.

Response:  Disclosure has been added to the footnote that states “This Agreement will terminate automatically if the Fund’s investment advisory agreement with the Adviser is terminated.”  The requested sentence has been deleted.

5.
Comment:  Revise the disclosure under the heading “Example” to clarify that the operating expenses used to calculate the costs stated in the table reflect the contractual agreement to waive management fees and reimburse other Fund expenses between the Fund and the Advisor only until December 22, 2011.

Response: The third sentence under the heading “Example” has been revised to state:

“The Example also assumes that your investment has a 5% return each year and the operating expenses of the [Fund name and class] remain the same, except that the contractual agreement to limit expenses remains in effect only until December 22, 2011.”

6.
Comment:  Move the bullet points under the “Principal Investment Strategies” section of the “Risk/Return Summary” to the “Other Investment Strategies and Risks” section (renamed “Investment Objectives, Investment Strategies and Related Risks”) of the prospectus.

Response: The disclosure has been moved as requested.

7.	Comment: In the “Principal Risks” section of the prospectus, summarize each of the risk disclosures. Also, move any non-principal risks to the “Investment Strategies and Risks” section.

Response:  Each of the risk disclosures in the “Principal Risks” section has been summarized.  Also, the disclosures regarding “Investment Style and Management Risk” and “Other Principal Risks” have been moved to the “Investment Strategies and Risks” section (renamed “Investment Objectives, Investment Strategies and Related Risks”) of each Prospectus.

8.
Comment:  Delete the third sentence from the disclosure above the bar chart that reads “All performance information shown below reflects fee reductions and expense reimbursements by the Adviser; absent fee reductions and expense reimbursements, returns would be less than those shown.”  Also, delete the following disclosure from underneath the bar chart and move it to the end of the disclosure above the bar chart – “The impact of sales charges and taxes is not reflected in the bar chart; if reflected, returns would be less than those shown.”

Response: The requested changes have been made to each Prospectus.

9.
Comment:  Delete the footnote to the average annual returns table that reads “Returns in the [Fund name]’s Class A shares reflect the deduction of the maximum front-end sales load of 4.00%.”  Also, delete the footnote describing the comparative index from the average annual total returns table.

Response: The footnotes have been deleted from the average annual total returns tables in each Prospectus.

10.	Comment: Add the caption “Portfolio Manager” to the portfolio manager disclosure in the “Management of the Fund” section of the Prospectus.

Response: The requested change has been made to each Prospectus.

11.
Comment:  Add disclosure to the “Tax Information” section of the Prospectus to clarify that an investor may still pay taxes on tax-deferred arrangements such as 401(k) plans or individual retirement accounts, but that such payments are deferred.

Response:  Disclosure has been added to the “Tax Information” section of each Prospectus that reads “Such tax-deferred arrangements may be taxed later upon withdrawal of monies from those arrangements.”

*                      *                      *                      *                      *

We acknowledge that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact the undersigned at 513-587-3418.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary